Exhibit (a)(1)(A)

PRELIMINARY DRAFT

This draft Offer to Purchase is for review of the Securities and Exchange Commission only and is not an offer to buy or the solicitation of an offer to sell any shares of any class of the Company’s common stock. The Company has not yet commenced the tender offer described herein. On the commencement date of the tender offer, a final offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of shares of the Company’s common stock. The solicitation of offers to buy shares of the Company’s common stock will only be made pursuant to the final offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer.

BEVERLY HILLS BANCORP INC.

Offer to Purchase for Cash Up to 2,750,000 Shares of Common Stock

at a Purchase Price Not Greater than $10.00 per Share and Not Less than $9.00 per Share by

Beverly Hills Bancorp Inc.

23901 Calabasas Road, Suite 1050

Calabasas, California 91302

(818) 223-8084

OUR OFFER, AND YOUR RIGHT TO WITHDRAW SHARES YOU TENDER,

WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON             , 2006, UNLESS OUR OFFER

IS EXTENDED. WE MAY EXTEND THE OFFER PERIOD AT ANY TIME.

On the terms and conditions set forth in this Offer to Purchase (our “Offer”) and the Letter of Transmittal and other accompanying documents, Beverly Hills Bancorp Inc. (the “Company” or “we”) hereby offers to:

•	purchase for cash up to 2,750,000 shares of our Common Stock,

•	at a price not greater than $10.00 and not less than $9.00 per share, net to the seller, without interest.

If you want to tender some or all of your shares of our Common Stock to us for purchase, you should review this document and the accompanying documents, including the Letter of Transmittal, and do the following:

•	either (a) specify the price between $9.00 and $10.00 per share at which you are willing to sell your shares, or (b) specify that you are willing to accept the price we select in accordance with the procedures described in our Offer;

•	specify the number of shares you want to sell; and

•	deliver your shares to American Stock Transfer & Trust Company (the “Depositary”) pursuant to the instructions in this document and the accompanying documents.

When this Offer expires:

•	we will select the lowest purchase price (the “Selected Price”) specified by tendering stockholders that will allow us to purchase up to 2,750,000 shares (or all of the shares tendered if fewer than 2,750,000 shares have been tendered); or

•	if the number of shares tendered at or below the Selected Price is more than 2,750,000, we will purchase shares at the Selected Price, on a pro rata basis and subject to priority to stockholders who hold less than 100 shares and tender all of their shares, from all stockholders who tendered shares at or below the Selected Price.

Our Offer is not conditioned on any minimum number of shares being tendered. Our Offer is, however, subject to certain other conditions, as discussed in SECTION 13.

A special committee of our Board of Directors has unanimously approved our Offer. However, neither we, nor the special committee, nor our Board of Directors, nor Keefe, Bruyette & Woods, Inc. (“KBW”), the Information Agent for our Offer, makes any recommendation as to whether you should tender your shares or as to the price at which you may choose to tender your shares.

This document contains important information about our Offer. We urge you to read it in its entirety.

The date of this Offer to Purchase is             , 2006.

IMPORTANT PROCEDURES

If you want to tender all or part of your shares, you must do one of the following before the Expiration Date of our Offer:

•	if you hold certificates in your own name, complete and sign the enclosed Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantee, the certificates for your shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary for our Offer;

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you; or

•	if you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in this document, tender your shares according to the procedure for book-entry transfer.

If you want to tender your shares but:

•	the certificates for your shares are not immediately available or cannot be delivered to the Depositary,

•	you cannot comply with the procedure for book-entry transfer, or

•	your other required documents cannot be delivered to the Depositary before our Offer expires,

you can still tender your shares if you comply with the guaranteed delivery procedure described in SECTION 3.

To tender your shares you must carefully follow the procedures described in this document, the Letter of Transmittal and the other documents related to our Offer.

If you want to maximize the chance that your shares will be purchased, you should check the box on the Letter of Transmittal marked “Shares Tendered at a Price Determined Under Tender Offer” in the Letter of Transmittal. Please note, however, that this election could result in your shares being purchased at the minimum price of $9.00 per share if 2,750,000 shares are tendered in this manner or at the minimum price.

If you have any questions or need assistance, you should contact KBW, the Information Agent for our Offer. You may request additional copies of this document, the Letter of Transmittal or the notice of guaranteed delivery from the Information Agent. KBW may be reached at:

Keefe, Bruyette & Woods, Inc.

211 Bradenton Avenue

Columbus, OH 43017

(877) 298-6520 (toll free)

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SUMMARY TERM SHEET

This summary highlights the material terms of our tender offer. You should realize that it does not describe all of the details of our offer to the same extent that they are described in the body of this document and the Letter of Transmittal. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of our offer. Where helpful, we have included references to the sections in this document where you will find a more complete discussion of the item referenced.

WHO IS OFFERING TO PURCHASE YOUR SHARES?	Beverly Hills Bancorp Inc. See SECTION 1.

HOW MANY SHARES OF OUR COMMON STOCK ARE WE OFFERING TO PURCHASE?

Up to 2,750,000 shares, which represents approximately 12.9% of our outstanding shares.

Our offer is not conditioned on any minimum number of shares being tendered, meaning that if fewer than 2,750,000 shares are properly tendered, we will purchase all of them.

HOW WILL THE PURCHASE PRICE BE DETERMINED?

The purchase price range for our offer is $9.00 to $10.00 per share.

We are conducting this offer through a procedure commonly called a “modified Dutch auction.” That procedure allows you to choose the price or prices within the stated price range at which you are willing to sell all or a portion of your shares.

Following the expiration of our offer, we will review the prices chosen by stockholders for all of the shares properly tendered. We will then select the lowest price that will allow us to buy 2,750,000 shares.

All shares we purchase will be purchased at the same price. Stockholders who tender shares at prices below the selected price will receive the selected price for their shares.

HOW CAN YOU MAXIMIZE THE CHANCE THAT YOUR TENDERED SHARES WILL BE PURCHASED?	You should select the box captioned “Shares Tendered at Price Determined Under Tender Offer” in the section of the Letter of Transmittal called “B. Tender Price.” Please note that this election could result in your shares being purchased at the minimum price of $9.00 per share if more than 2,750,000 shares are tendered in this manner or at that price.

WHAT ARE THE EXPECTED BENEFITS AND POTENTIAL DISADVANTAGES OF OUR OFFER FOR OUR STOCKHOLDERS?

We are making our offer because we believe that:

•      the purchase of our shares is a good use of our capital and will increase our earnings per share during periods of profitability;

•      because the trading volume of our Common Stock is approximately 250,000 shares per week, our offer provides an opportunity to stockholders to sell a larger amount of shares than they might otherwise be able to sell in the market without adversely affecting the market price of our Common Stock.

•      the number of outstanding shares of our Common Stock will decrease by the number of shares we purchase in our offer. Therefore, stockholders who choose not to tender their shares will realize a proportionate increase in their relative equity interest in us and in our future earnings and assets as a result of the reduction in outstanding shares.

•      Correspondingly, if we purchase shares pursuant to our offer from non-affiliate stockholders, the “public float” of our Common Stock (the number of shares owned by non-affiliate stockholders and available for trading in the securities markets) will decrease. This could result in lower stock prices or reduced liquidity in the trading market for the stock in the future. See SECTION 2 and SECTION 11.

DO WE RECOMMEND THAT YOU TENDER SHARES?

While our offer was unanimously approved by a special committee of our Board of Directors, neither the special committee, nor our Board of Directors nor the Information Agent makes any recommendation regarding whether you should tender your shares or at what price(s) you should choose to tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You may wish to discuss whether to tender your shares with your broker or other financial or tax advisor.

Certain of our directors (none of whom were members of the special committee) have advised us that they may tender up to 5,563,952 shares in response to our offer. See SECTION 9.1

HOW AND WHEN WILL YOU BE PAID?	We will pay for shares we purchase in our offer in cash, without interest, promptly after the expiration of the offer period and the acceptance of the shares for payment. See SECTION 4.

HOW MANY OF YOUR SHARES WILL WE PURCHASE?

All of the shares that you tender in our offer may not be purchased even if they are tendered at or below the purchase price selected by us. If more than 2,750,000 shares are tendered at or below the selected price, we will purchase shares based on the following order of priority:

•      First, we will purchase shares from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the selected price;

•      Second, we will purchase shares from all other stockholders who properly tender shares at prices equal to or below the selected price, on a pro rata basis, subject to the conditional tender provisions described in SECTION 5. As a result, we will purchase the same percentage of shares from each tendering stockholder in this category. We will announce this proration percentage, if it is necessary, after our offer expires.

•      Third, if necessary to permit us to purchase 2,750,000 shares, we may purchase conditionally tendered shares (shares for which the condition was not initially satisfied and which were not properly withdrawn before the expiration of our offer) that were tendered at or below the selected price, by random lot selection. For a stockholder’s conditionally tendered shares to be eligible for purchase by random lot, the stockholder must have tendered all of his or her shares. See SECTION 5.

IF YOU OWN FEWER THAN 100 SHARES AND YOU TENDER ALL OF THEM, WILL THEY BE SUBJECT TO PRORATION?	If you own fewer than 100 shares in the aggregate, you properly tender all of these shares at or below the price we select and you complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your shares without subjecting them to the proration procedure.

HOW WILL WE PAY FOR THE SHARES?

We would need a maximum of $27,500,000 to purchase 2,750,000 shares at the highest price of $10.00. In addition, we expect to incur fees and expenses in connection with our offer of approximately $275,000.

We have sufficient cash and cash equivalents to fund the maximum purchase obligation under our offer and to pay the fees and expenses of our offer.

HOW LONG DO YOU HAVE TO TENDER YOUR SHARES TO US?	You may tender your shares until our offer expires. Our offer is scheduled to expire on , 2006, at 5:00 p.m., Eastern time, but we may choose to extend it at any time. We cannot assure you that we will extend our offer or, if we extend it, for how long it will be extended. See SECTION 1 and SECTION 14.

HOW WILL YOU BE NOTIFIED IF WE EXTEND THIS OFFER?	If we extend our offer, we will make a public announcement of the extension before 9:00 a.m., Eastern time, not later than the first business day after the offer was scheduled to expire. See SECTION 14.

WHAT ARE THE CONDITIONS OF OUR OFFER?	Our obligation to accept and pay for your tendered shares is conditioned on the satisfaction or waiver of the conditions described in SECTION 13. In addition to customary conditions, we will not be required to proceed with the offer if we experience a material adverse change in our business conditions, or we are prohibited from proceeding because of legal process, or if a third party proposes, announces or makes a tender or exchange offer, merger, business combination or other similar transaction involving us.

HOW CAN YOU TENDER YOUR SHARES?

To tender your shares, you must complete one of the actions described under “Important Procedures” on the inside front cover of this document before the offer expires. See SECTION 3 and the instructions to the Letter of Transmittal.

You may contact the Information Agent or your broker for assistance. The contact information for the Information Agent appears on the inside front cover and on the last page of this document.

ONCE YOU HAVE TENDERED SHARES IN THE OFFER, CAN YOU CHANGE YOUR MIND?

Yes. If you tender your shares and change your mind, you may withdraw your shares at any time before our offer expires.

In addition, after our offer expires, you may withdraw your shares at any time if we have not accepted for payment the shares you have tendered to us. See SECTION 6.

WHAT IS THE RECENT MARKET PRICE OF OUR COMMON STOCK?	On , 2006, the last day on which our Common Stock was traded before we commenced our offer, the reported closing price of the stock was $ . We urge you to obtain a more current market price for your shares. See SECTION 8.

WILL YOU HAVE TO PAY BROKERAGE COMMISSIONS OR STOCK TRANSFER TAXES IF YOU TENDER SHARES TO US?	If you are a registered stockholder and tender your shares directly to the Depositary, you will not pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank whether it will charge you a fee to tender your shares. Except as otherwise set forth in the Letter of Transmittal, we will pay any transfer taxes on the purchase of shares pursuant to our offer. See SECTION 1.

AS AN INDIVIDUAL, WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IF YOU TENDER YOUR SHARES TO US?

Generally, you will be subject to United States federal income tax when you receive cash from us in exchange for the shares you tender. The cash you receive will be treated either as

•      a sale or exchange eligible for capital gains treatment to the extent of your gain; or

•      a dividend without reduction for your basis in the shares subject to a maximum federal rate of 15%.

See SECTION 7.

WHOM SHOULD YOU CONTACT IF YOU HAVE QUESTIONS ABOUT OUR OFFER?	You may contact our Information Agent, KBW, toll free, at (877) 298-6520 with questions regarding our offer.

FORWARD LOOKING STATEMENTS

This document contains a number of forward-looking statements regarding our financial condition, results of operations and business. These statements may also include references to periods following the completion of our Offer. Many of these statements contain words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “may,” “will,” “potential” and similar expressions. Forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

•	the timing and occurrence or non-occurrence of events, including the conditions to our Offer, may be subject to circumstances beyond our control;

•	there may be increases in competitive pressure among financial institutions or from non-financial institutions;

•	changes in the interest rate environment may reduce interest margins or may adversely affect mortgage banking operations;

•	changes in deposit flows, loan demand or real estate values may adversely affect our business;

•	changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;

•	general economic conditions in some or all of the communities in which we do business, or conditions in the securities markets or the banking industry, may be less favorable than we currently anticipate;

•	legislation or regulatory changes may adversely affect our business;

•	technological changes may be more difficult or expensive than we anticipate;

•	success or consummation of new business initiatives may be more difficult or expensive than we anticipate; or

•	litigation or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence of events longer than we anticipate.

All subsequent written and oral forward-looking statements concerning our Offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

BEVERLY HILLS BANCORP INC.

23901 Calabasas Road, Suite 1050

Calabasas, California 91302

(818) 223-8084

OUR OFFER

A special committee of our Board of Directors has approved our Offer. However, neither the special committee, nor our Board of Directors, nor our Information Agent makes any recommendation as to whether any stockholder should tender his or her shares or as to the purchase price at which a stockholder should tender his or her shares, nor have we authorized any person to make any such recommendation. We urge each stockholder to evaluate carefully all information contained in our Offer, consult the stockholder’s investment and tax advisors, and make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price(s).

SECTION 1.    GENERAL DESCRIPTION

1.1.	General Description of the Offer.

On the terms and subject to the conditions set forth in this document and the related Letter of Transmittal, we are offering to purchase up to 2,750,000 shares of our Common Stock for a purchase price not greater than $10.00 per share and not less than $9.00 per share, net to the seller in cash, without interest.

The Offer was approved by a special committee of our Board of Directors (the “Special Committee”). The members of the Special Committee were directors Larry B. Faigin (also the Company’s Chief Executive Officer), Kathleen L. Kellogg and William D. King. The members of the Special Committee were selected because they had advised the Company that they would not tender shares beneficially owned by them in such an offer. Pursuant to his incentive compensation plan for 2006, Mr. Faigin will receive a $100,000 bonus if the Company purchases 2,750,000 shares in the Offer.

Our Offer will expire at 5:00 p.m., Eastern time, on             , 2006 (the “Expiration Date”), unless we, in our sole discretion, extend the period of time for which our Offer will remain open. See SECTION 14 for a description of our right to extend, terminate or amend our Offer.

In connection with your tender, you must either: (a) specify the price (not greater than $10.00 nor less than $9.00 per share) at which you are willing to sell your tendered shares; or (b) specify that you will sell your tendered shares at the price determined by the modified Dutch auction process, which could result in your shares being purchased at the minimum price of $9.00 per share. See SECTION 3.

If fewer than 2,750,000 shares are properly tendered by the Expiration Date, we will purchase all the shares properly tendered at the highest price any tendered shares were offered for purchase. If more than 2,750,000 shares are tendered by the Expiration Date and not withdrawn, as promptly as practicable following that date we will select the lowest per-share purchase price (not greater than $10.00 and not less than $9.00 per share) (the “Selected Price”) that will allow us to purchase 2,750,000 shares. See SECTION 1.2 for a discussion as to how we will prioritize and prorate among tendering stockholders.

All shares we purchase will be purchased at the same price. Thus, even if you have tendered your shares at a price below the Selected Price, if your shares are purchased they will be purchased at the Selected Price. However, we will not purchase any shares tendered at a price above the Selected Price. See SECTION 4.

In connection with your tender of shares, you will not be obligated to pay any charges or expenses of American Stock & Transfer Company, the Depositary for our Offer (the “Depositary”). However, if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you may have to pay fees they charge to tender your shares. Except as set forth in Instruction 11 of the Letter of Transmittal, we will pay any transfer taxes on the purchase of shares pursuant to our Offer.

This document and the related Letter of Transmittal will be mailed to record holders of shares of our Common Stock and will be furnished to brokers, banks and similar persons whose names or the names of whose nominees appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of our Common Stock. We will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding material to their customers.

As described in SECTION 7, the number of shares that we purchase from you may affect the United States federal income tax consequences to you and therefore may be relevant to your decision whether to tender shares. You may choose to submit a “conditional tender” under the procedures discussed in SECTION 5 to structure your tender for federal income tax reasons.

We will return to you, at our expense, any shares you tender that we do not purchase as soon as practicable following the Expiration Date.

1.2.	Priority of Acceptance of Tenders; Proration.

If more than 2,750,000 shares are properly tendered and not withdrawn, we will purchase from the stockholders tendering at prices at or below the Selected Price, as follows:

•	We will give first priority to odd-lot tenders at or below the Selected Price.

•	Then, we will calculate a preliminary proration percentage based upon the remaining shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder who tendered his or her shares conditionally below the minimum number the stockholder specified, that stockholder’s tender will automatically be regarded as withdrawn (except as provided in the next paragraph).

•	After giving effect to these withdrawals, we will then accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 2,750,000 shares, then, to the extent feasible, we will select by random lot enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 2,750,000 shares.

In summary, proration for each stockholder tendering shares will be based on the ratio of the number of shares tendered by that stockholder at or below the Selected Price to the total number of shares tendered by all stockholders at or below the Selected Price, subject to the conditional tender provisions described in SECTION 5 and subject to the exception for odd-lot tenders. This ratio will be applied to stockholders tendering shares to determine the number of shares (rounded up to the nearest whole share) that will be purchased from each such stockholder pursuant to our Offer.

An odd-lot tender is the tender by a stockholder who owns a total of fewer than 100 shares and tenders all of his or her shares in accordance with the procedures described in SECTION 3. Odd lot tenders will be accepted for payment before any proration and purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the Offer, a stockholder who holds shares in his or her name and tenders his or her shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. If you are eligible to make an odd-lot tender and want to do so, you should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in SECTION 3 and because of the conditional tender procedures described in SECTION 5, we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our Offer until seven to ten business days after the Expiration Date. The preliminary results of any proration will be announced by press release as soon as practicable after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

SECTION 2.    REASONS FOR OUR OFFER; POSSIBLE DISADVANTAGES OF OUR OFFER; STATUS OF ACQUIRED SHARES

2.1.	Reasons For Our Offer

We have a significant amount of excess regulatory capital. As the table below demonstrates, as of March 31, 2006, our regulatory capital ratios significantly exceeded the ratios required for capital adequacy purposes.

Regulatory Capital Ratios

	Actual		Amount Required For Capital Adequacy Purposes
	Amount	Ratio	Amount	Ratio
March 31, 2006	(Dollars in Thousands)
Total Capital to risk-weighted assets (Risk-based capital)	$172,302	18.1%	$76,343	≥	8.0%
Tier 1 capital to risk-weighted assets	$165,061	17.3%	$38,171	≥	4.0%
Tier 1 leverage ratio	$165,061	12.0%	$55,087	≥	4.0%

In addition, in May 2006 we raised $20 million of regulatory capital through a private offering of trust preferred securities. See SECTION 16. We completed the trust preferred offering because trust preferred securities are a relatively low cost form of regulatory capital, in part because interest payments on the securities are deductible for federal income tax purposes. Further, this additional regulatory capital provides even more excess regulatory capital and facilitated our determination to make our Offer.

If we purchase the maximum number of shares offered at the highest price in the range, we will continue to meet all regulatory capital requirements and our subsidiary bank, First Bank of Beverly Hills, will continue to be well-capitalized under applicable banking regulations. Further, we believe we will have sufficient regulatory capital to meet our requirements for at least the next twelve months.

One advantage of purchasing some of our outstanding shares is that our net earnings per share will increase during periods in which we are profitable. Another advantage is that, because the trading volume of our Common Stock is approximately 250,000 shares per week, our Offer gives our stockholders the opportunity to sell larger amounts of shares than they might otherwise be able to sell in the market without adversely affecting the market price of our Common Stock. A number of our stockholders have held their shares for a significant period of time and they will now have an opportunity to reap the benefit of their long-term investment. Additionally, our Offer enables stockholders to sell some or all of their shares while avoiding the costs of brokerage fees and commissions. This may be particularly advantageous for stockholders holding odd lots of fewer than 100 shares if brokerage commissions would ordinarily make sales of such shares uneconomical.

We have structured our Offer as a modified Dutch auction to give our stockholders who are considering a sale of all or a portion of their shares an opportunity to determine the price or prices (not more than $10.00 nor less than $9.00 per share) at which they are willing to sell their shares. Further, all stockholders who tender their shares will not incur the usual transaction costs associated with market sales.

2.2.	Possible Disadvantages of Our Offer

The purchase of shares in our Offer also presents some disadvantages to us and to our continuing stockholders. If we were to grow faster than anticipated, or were to incur net losses, we might need additional capital sooner than anticipated. To raise that capital, we may need to sell shares of our common stock at a lower per-share price than the per-share price we paid in our Offer. If this occurs, we would need to sell more shares than we purchased to retrieve the capital we expended in our Offer. Also, to the extent we purchase shares from non-affiliated stockholders, our “public float” (the number of shares owned by non-affiliated stockholders and available for trading in the securities markets) will be reduced. This may result in lower stock prices and/or reduced liquidity in the trading market for our Common Stock in the future.

We may in the future purchase additional shares on the open market, in private transactions, through another tender offer or otherwise. Future purchases by us may be on the same terms or on terms that are more or less favorable to the stockholders than the terms of our Offer. Any possible future purchases by us will depend on many factors, including the market price of the shares, the results of our Offer, our business and financial position and general economic and market conditions.

Stockholders who do not tender their shares pursuant to our Offer and stockholders who otherwise retain an equity interest in the Company (including as a result of a partial tender of their shares, or a proration pursuant to our Offer or a conditional tender the condition for which was not satisfied) will continue to be stockholders of the Company with the attendant risks and rewards associated with owning the equity securities of the Company.

2.3.	Status of Shares Acquired in Our Offer

The shares purchased by us pursuant to our Offer will become authorized but unissued shares and will be available for issuance by us in the future without further stockholder action (except as may be required by applicable law, the Nasdaq stock market or the rules of any other exchange or market on which the shares may be listed or traded in the future). These shares may be issued for such purposes as the acquisition of other businesses, the raising of additional capital for use in our businesses, and the satisfaction of obligations under existing or future employee benefit plans.

SECTION 3.    PROCEDURE FOR TENDERING SHARES

The method you use to deliver all documents necessary to tender your shares, including the Letter of Transmittal, stock certificates and any other required documents, is at your election and risk. If you decide to send your materials by mail, we recommend that you use registered mail with return receipt and proper insurance.

All deliveries in connection with our Offer, including the Letter of Transmittal and stock certificates for shares tendered, must be made to the Depositary and not to us, the Information Agent or the Book-Entry Transfer Facility (described below). Any documents delivered to us, the Information Agent or the Book-Entry Transfer Facility will not be forwarded to the Depositary and therefore may not be deemed to be properly tendered. In all cases, you should allow sufficient time to ensure delivery before the Expiration Date.

3.1.	How to Tender

To tender shares pursuant to our Offer, you must:

(i)	deliver to the Depositary at its address set forth on the last page of this document a properly completed and executed Letter of Transmittal (or facsimile thereof) before the Expiration Date, as described in SECTION 3.2; and

(ii)	deliver the shares you tender in accordance with one of the three methods described in SECTION 3.3 within the time periods described in that Section.

3.2.	The Letter of Transmittal

To tender shares pursuant to our Offer, you must properly complete and execute a Letter of Transmittal (or facsimile thereof) and deliver the Letter of Transmittal to the Depositary at its address set forth on the last page of this document before the Expiration Date. Note that a completed and executed Letter of Transmittal may not be required if you tender your shares by book-entry delivery. See SECTION 3.3(b)(ii). In this Offer, any reference to delivery of a Letter of Transmittal means a properly completed and executed Letter of Transmittal (or facsimile thereof), as described in this SECTION 3.

In the Letter of Transmittal, you must:

(i)	set forth your name and address;

(ii)	set forth the number of shares you are tendering;

(iii)	set forth the number(s) of the stock certificate(s) representing your shares; and

(iv)	in the section of the Letter of Transmittal captioned “B. Tender Price,” either check the box under “Shares Tendered at Price Determined Under Tender Offer” or check one of the boxes under “Shares Tendered at a Price Determined by Stockholder.”

If you want to maximize the chance that your shares will be purchased, you should check the box in Section B of the Letter of Transmittal under “Shares Tendered at a Price Determined Under Tender Offer.” Please note, however, that this election could result in your shares being purchased at the minimum price of $9.00 per share if 2,750,000 shares are tendered in this manner or at the minimum price.

If you want to indicate a specific price (in multiples of $0.25) at which you are tendering your shares, you must check a box in Section B of the Letter of Transmittal under “Shares Tendered at Price Determined by Stockholder” in the table labeled “Price (in Dollars) per Share at Which Shares Are Being Tendered.” If you want to tender some shares at one price and other shares at a different price, you must complete, execute and deliver a separate Letter of Transmittal for each price at which you are tendering shares. Please photocopy the Letter of Transmittal for as many different prices at which you would like to tender your shares. You cannot tender the same shares at different prices, however.

If you direct us to issue a payment for the Shares or return unpurchased Shares in the name of another person by completing Section E of the Letter of Transmittal, all signatures on the Letter of Transmittal must be guaranteed by an “Eligible Institution.” Similarly, if you direct us to send a payment or return unpurchased shares to a different person or address by completing Section F of the Letter of Transmittal, all signatures on the Letter of Transmittal must be guaranteed by an “Eligible Institution.” An “Eligible Institution” is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If the stock certificates evidencing the tendered shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if stock certificates for shares we do not purchase are to be issued in the name of a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with signatures guaranteed.

3.3.	Methods of Tendering Shares

You may tender the shares you wish to sell to us in one of the following three methods:

(a)	Delivery of Stock Certificates

You may send the original stock certificates evidencing the shares being tendered along with the Letter of Transmittal and any other necessary documents to the Depositary.

(b)	Book-Entry Delivery

The Depositary will establish an account for the shares at The Depository Trust Company (the “Book-Entry Transfer Facility” or “DTC”) for purposes of our Offer. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of shares by causing DTC to transfer those shares into the Depositary’s account in accordance with DTC’s procedure for such transfer.

For Shares to be validly tendered by book-entry delivery, the Depositary must receive all of the following before the Expiration Date:

(i)	confirmation of such delivery into the Depositary’s account at DTC; and

(ii)	either a properly completed and executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal; and

(iii)	all documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a confirmation of book-entry, which states that DTC has received an express acknowledgment from the financial institution tendering the Shares that is a participant in DTC, that the financial institution has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce that agreement against the participant. If you are tendering by book-entry delivery, you must expressly acknowledge that you have received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against you.

(c)	Guaranteed Delivery

If you want to tender your shares pursuant to our Offer but your share certificates are not immediately available, the procedure for book-entry delivery cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary before the Expiration Date, you can still tender your shares if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	the Depositary receives by hand, mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this document (with signatures guaranteed by an Eligible Institution); and

•	the Depositary receives, within three business days after the date of its receipt of the Notice of Guaranteed Delivery,

•	the certificates for all tendered shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer as described above, and

•	a properly completed and duly executed Letter of Transmittal (or an Agent’s Message in the case of a book-entry transfer) and any other documents required by the Letter of Transmittal.

In any event, we will not purchase shares tendered pursuant to our Offer unless the Depositary receives the shares, the Letter of Transmittal and all other required documents on a timely basis.

3.4.	Determination of Validity; Rejection of Tenders; Waiver of Defects; No Obligation to Give Notice of Defects

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance or purchase of which may be unlawful. We also reserve the absolute right to waive before the Expiration Date any condition (other than nonwaivable conditions) or any defect or irregularity in the tender of any shares. A tender of shares will not be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither we, the Depositary nor any other person will be under any duty to notify you of any defects or irregularities in the tender of any shares or will incur any liability for failure to give any such notification.

3.5.	No Offer to Purchase Stock Options

Our Offer does not include an offer to purchase stock options outstanding under our employee stock option plans. Tenders of those options will not be accepted. However, an optionee eligible to exercise his or her options may do so and tender the purchased shares.

3.6.	Your Representations and Warranties; Our Acceptance Constitutes an Agreement

A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of our Offer, as well as your representation and warranty to us that:

•	you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the Securities and Exchange Commission (the “SEC”) under the Exchange Act, and

•	the tender of your shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period, the person tendering:

•	has a net long position equal to or greater than the amount tendered in the subject securities or securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the Offer.

Rule 14e-4 contains a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Our acceptance for payment of shares tendered under our Offer will constitute a binding agreement between you and us upon the terms and conditions of our Offer described in this and all related documents.

3.7.	Federal Backup Withholding Tax; Delivery of IRS Form W-9 or IRS Form W-8 BEN

Under the United States federal backup withholding tax rules, 28% of the gross proceeds payable to a stockholder or other payee in the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalty of perjury that the number is correct, or otherwise establishes an exemption from this requirement. If you do not provide the Depositary with the correct taxpayer identification number or an adequate basis for exemption, you may be subject to the 28% backup withholding tax and you may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, you should complete and sign the substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding, unless you can otherwise establish to the satisfaction of the Depositary that you are not subject to backup withholding.

Certain stockholders—including, among others, all domestic and foreign corporations and certain foreign stockholders—are not subject to these backup withholding rules. For a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 BEN or a Substitute Form W-8 BEN, signed under penalty of perjury, attesting to that stockholder’s exempt status. The applicable form can be obtained from the Depositary. See Instruction 13 of the Letter of Transmittal.

For a discussion of United States federal income tax consequences to tendering stockholders, see SECTION 7.

SECTION 4.    PURCHASE OF SHARES AND PAYMENT OF THE PURCHASE PRICE

4.1.	Our Acceptance For Purchase

Promptly following the Expiration Date, and subject to the terms and conditions of our Offer, we will determine the Selected Price (see SECTION 1) and accept the shares for purchase promptly after we determine the Selected Price. For purposes of our Offer, we will be deemed to have accepted for purchase and thereby acquired tendered shares when we give oral or written notice to the Depositary of our acceptance of the tenders of the shares (the “Acceptance Notice”).

4.2.	Depositary

We will deliver to the Depositary the total funds needed to purchase the tendered shares at the Selected Price as soon as practicable after the Depositary has received our Acceptance Notice. The Depositary will act as agent for tendering stockholders for the purpose transmitting our payment to tendering stockholders. Under no circumstances will we pay interest by reason of any delay in making those payments.

4.3.	Return of Stock Certificates

The Depositary will return stock certificates evidencing tendered shares that we do not purchase to the tendering stockholder at our expense. We may not accept some of the shares tendered for several reasons, including if more than 2,750,000 shares are properly tendered at the Selected Price, if a stockholder submits certificates representing more shares than the stockholder tendered, if we terminate our Offer because any condition is not satisfied or waived, if the shares are not properly tendered, or for any other reason described in our Offer.

SECTION 5.    CONDITIONAL TENDER OF SHARES

Under the circumstances described above in SECTION 1, we may prorate the number of shares purchased from tendering stockholders pursuant to our Offer. Stockholders may want to tender their shares, but only on the condition that all or some minimum number of their shares are purchased. This “Conditional Tender” alternative allows a stockholder to tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered—which may be all of the shares tendered—must be purchased if any of the stockholder’s tendered shares are purchased.

We are making the Conditional Tender alternative available so that a stockholder may: (i) know with certainty the number of his or her shares, if any, which will be purchased pursuant to our Offer; or (ii) seek to structure the tender of his or her shares pursuant to our Offer in such a manner that it will be treated as a sale of those shares by the stockholder, rather than as a payment of a dividend to the stockholder, for federal income tax purposes. Each stockholder is urged to consult with his or her tax advisor before deciding whether to use the Conditional Tender alternative.

If you want to make a Conditional Tender you must check the box under “D. Conditional Tender” in the Letter of Transmittal or, if applicable, in the notice of guaranteed delivery. You also must appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After our Offer expires, if more than 2,750,000 shares have been properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from you below the minimum number specified by you, your Conditional Tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 2,750,000 shares, then, to the extent feasible, we will select by random lot enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 2,750,000 shares. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares. Because of this last requirement, it is theoretically possible that we will be unable to select conditional tenders by random lot to purchase 2,750,000 shares if nearly all of the conditional tenders are for less than all of the holders’ shares.

SECTION 6.    WITHDRAWAL RIGHTS

You may withdraw any shares you tender pursuant to our Offer at any time until your shares have been accepted for purchase by us.

To withdraw your shares, the Depositary must receive, at its address set forth on the last page of this document, your written notice of withdrawal. You may send the notice of withdrawal by fax. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and, if certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares withdrawn. If you have executed and delivered more than one Letter of Transmittal because you intend to tender sets of shares at different prices (see SECTION 3.2), to withdraw all of your tendered shares the Depositary must receive a separate written notice of withdrawal for each set of shares tendered at a particular price.

If stock certificates evidencing the shares tendered have already been delivered, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (see SECTION 3.2), unless the shares have been tendered for the account of an Eligible Institution.

We will determine in our sole discretion all questions as to the form and validity (including time of receipt) of notices of withdrawal. Neither we, the Depositary nor any other person will have any duty to notify anyone of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any shares properly withdrawn will be deemed not to have been tendered for purposes of our Offer. However, withdrawn shares may be tendered again by following one of the procedures described under SECTION 3 at any time before the Expiration Date.

SECTION 7.    MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain United States federal income tax consequences to holders of shares that are relevant to our Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), temporary and final Treasury Regulations promulgated thereunder, proposed Treasury Regulations, published rulings, notices and other administrative pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could materially affect the tax consequences described below.

This summary assumes that the shares are held as capital assets, within the meaning of Section 1221 of the Code. This summary does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders including, without limitation, financial institutions, dealers in securities or commodities, securities traders that elect to mark to market, foreign persons, insurance companies, tax-exempt organizations, persons who hold shares as a position in a straddle or as part of a hedging or conversion transaction, and persons who acquired shares pursuant to an exercise of employee stock options or rights or otherwise as compensation. In particular, the discussion of the consequences of an exchange of shares for cash pursuant to our Offer applies only to a U.S. holder. For purposes of this summary, a “U.S. holder” is a holder of shares that is: (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and the trustees of which are one or more U.S. persons who have the authority to control all substantial decisions of the trust.

The summary does not address the state, local or foreign tax consequences of participating in our Offer. Each stockholder should consult his or her tax advisor about the specific tax consequences (federal, state, local and foreign) applicable to the stockholder’s decision to participate in our Offer.

Stockholders whose shares are not purchased pursuant to our Offer will not incur any tax liability as a result of the consummation of our Offer.

7.1.	Treatment as a Sale or Dividend

An exchange of shares for cash pursuant to our Offer by a U.S. holder will be a taxable transaction for U.S. federal income tax purposes. Depending on the holder’s particular circumstances, the transaction will be treated for tax purposes as either a sale or a dividend distribution from the Company.

Whether the transaction is treated as a sale or dividend may have significant tax implications. If the transaction is treated as a sale of shares, the holder will recognize capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis in the shares sold. Any capital gain or loss recognized generally will constitute a long-term capital gain or loss if the holding period for the shares sold was greater than one year on the date of the sale.

If, on the other hand, the transaction is treated as a payment of a dividend, the proceeds will be includible in the U.S. holder’s gross income as ordinary income in its entirety, without a reduction for the tax basis of the shares sold. No capital loss will be recognized. The holder’s tax basis in the shares sold generally will be added to the holder’s tax basis in the holder’s remaining shares. To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. holder, the holder will be: (i) eligible for a dividends-received deduction (subject to applicable limitations); and (ii) subject to the “extraordinary dividend” provisions of the Code. To the extent, if any, that the cash received by a U.S. holder exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of the holder’s tax basis in the shares and thereafter as capital gain.

The following three tests govern whether the exchange of a U.S. holder’s shares for cash in this Offer is treated as a sale or dividend. The holder will be treated as having sold the shares, rather than as having received a dividend, if the exchange: (i) results in a “complete termination” of the holder’s equity interest in the Company; (ii) is a “substantially disproportionate” redemption with respect to the holder; or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are applied together with the constructive ownership rules described in SECTION 7.1(d) below.

(a)	“Complete Termination” Test

A U.S. holder who sells shares to the Company will satisfy the “complete termination” test if all shares owned by the holder are exchanged for cash pursuant to our Offer.

(b)	“Substantially Disproportionate” Test

A U.S. holder who sells shares to the Company will satisfy the “substantially disproportionate” test if immediately after the exchange the holder owns less than 50% of the total combined voting power of all classes of stock of the Company entitled to vote and the holder’s percentage interest in the Company (i.e., the number of voting shares actually and constructively owned by the holder divided by the number of voting shares outstanding) is less than 80% of the holder’s percentage interest in the Company before the exchange.

(c)	“Not Essentially Equivalent To a Dividend” Test

A U.S. holder who sells shares to the Company will satisfy the “not essentially equivalent to a dividend” test if the reduction in the holder’s percentage interest in the Company, as described above, constitutes a “meaningful reduction of the holder’s proportionate interest” given the holder’s particular facts and circumstances. The IRS has indicated in published rulings that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal (i.e., less than 1%) and who exercises no control in corporate affairs is considered to have a “meaningful reduction” generally if the stockholder has some reduction in its stock ownership percentage. U.S. holders should consult their tax advisors about how this test will apply to their particular circumstances.

(d)	Constructive Ownership and Conditional Tenders

For purposes of this analysis, in addition to shares actually owned by a U.S. holder, the U.S. holder may be deemed to “constructively” own certain shares. For example, a holder of options to acquire shares is generally deemed to constructively own the shares even if the option is not exercised. Additionally, a holder is deemed to constructively own shares that are formally owned by other persons, such as certain family members, a trust or other entities. Because the constructive ownership rules are complex, each U.S. holder should consult his or her tax advisor as to the applicability of these rules.

We cannot predict whether or to what extent our Offer will be oversubscribed. If our Offer is oversubscribed, proration of tenders pursuant to our Offer will cause us to accept fewer shares than tendered. Therefore, a holder who tenders shares unconditionally has no assurance that a sufficient number of the holder’s shares will be exchanged pursuant to our Offer to ensure that the exchange will be treated as a sale, rather than as a dividend, for U.S. federal income tax purposes pursuant to the tests discussed above. A holder may wish to condition his or her tender on a minimum number of shares being redeemed as described in SECTION 5 above, so that none of the holder’s shares are redeemed unless we accept a sufficient number of his or her shares to enable him or her to satisfy one or more of the tests described above. While such a conditional tender may ensure that a purchase of a holder’s shares would be treated as an exchange for federal income tax purposes, a conditional tender may result in no shares being accepted by us. In determining the minimum number of shares to be accepted for purchase in such a conditional tender, a holder should take into account shares constructively owned by the holder. Stockholders considering a conditional tender are urged to consult with their tax advisors regarding the relative advantages and disadvantages of such a tender.

7.2.	Integration With Other Sales

If a U.S. holder sells shares to persons other than the Company on or about the time the holder also sells shares to the Company pursuant to our Offer and the various sales effected by the holder are part of an overall plan to reduce or terminate the holder’s proportionate interest in the Company, the sales to persons other than the Company may, for U.S. federal income tax purposes, be integrated with the holder’s sale of shares pursuant to our offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described above.

SECTION 8.    SHARES OUTSTANDING; MARKET PRICES OF COMMON STOCK; DIVIDEND INFORMATION

8.1.	Shares Outstanding

As of April 30, 2006, 21,331,506 shares of our Common Stock were outstanding. If we purchase 2,750,000 shares in our Offer, 18,581,506 shares of Common Stock will be outstanding, not counting shares issued upon exercise of outstanding stock options after the date of our Offer.

8.2.	Share Prices and Dividends

Our shares are traded on the Nasdaq National Market under the symbol “BHBC.” The following table shows, for each of the periods indicated, the high and low sales prices per share as reported by the Nasdaq based on published financial sources, and cash dividends declared.

			Cash Dividends Declared
	Sales Prices
Period	High	Low
April 1, 2006—May 17, 2006	$10.60	$9.22	$—
Quarter ended March 31, 2006	$10.80	$10.22	$0.125

Year ended December 31, 2005:
Fourth Quarter	$10.67	$9.77	$0.125
Third Quarter	$11.00	$9.97	$0.125
Second Quarter	$10.95	$10.10	$0.125
First Quarter	$11.02	$9.30	$0.125

Year ended December 31, 2004:
Fourth Quarter	$10.40	$9.56	$0.125
Third Quarter	$10.65	$9.00	$0.125
Second Quarter	$10.20	$8.72	$0.125
First Quarter	$9.78	$5.88	$—

In the second quarter of 2004, we initiated a regular quarterly dividend of $0.125 per share, or $0.50 annually. We did not declare any dividends before June 2004.

On                     , which was the last full trading day before we commenced our offer, the last per-share sale price of the Company’s Common Stock as reported by the Nasdaq exchange was $            .

WE URGE YOU TO OBTAIN A CURRENT MARKET PRICE OF OUR COMMON STOCK BEFORE DECIDING WHETHER AND AT WHAT PRICE TO TENDER YOUR SHARES.

SECTION 9.    INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

Information regarding the Company and its business, and its financial condition and results of operations for the fiscal year ending December 31, 2005, is in the Company’s Annual Report on Form 10-K available on the Company’s website at http://www2.snl.com/irweblinkx/docs.aspx?iid=108453 or at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001024321&owner=include.

9.1.	Beneficial Ownership

The following table shows, as of May 1, 2006, the beneficial ownership of Common Stock with respect to (i) each person who was known by the Company to own beneficially more than 5% of the outstanding shares of our Common Stock, (ii) each subsidiary of the Company that beneficially owns shares of our Common Stock; (iii) each of our directors, (iv) each of our executive officers named in the executive compensation table in our Annual Report on Form 10-K, and (v) all of our directors and executive officers as a group.

Name, Title and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
5% Shareholders (Excluding Directors and Officers)
Capital Research and Management 333 South Hope Street, 55th Floor Los Angeles, CA 90071	2,938,220		13.8%

Subsidiaries that Own Shares
WFC Inc.	1,359		*

Directors and Executive Officers:
Larry B. Faigin (2)	267,550	(3)	1.2%
Howard Amster	2,569,331	(4)	12.0%
23811 Chagrin Blvd. #200 Beachwood, OH 44122
Stephen P. Glennon	1,062,955		5.0%
720 Milton Road Rye, NY 10580
Robert H. Kanner	1,905,000	(5)	8.9%
3830 Kelley Ave Cleveland, OH 44114
Kathleen L. Kellogg (2)	15,000		*
William D. King (2)	51,250		*
John J. Lannan (2)	502,100		2.4%
Joseph W. Kiley III (2)	157,804	(6)	*
Craig W. Kolasinski (2)	60,000	(7)	*
Takeo K. Sasaki (2)	10,000	(7)	*
Annette J. Vecchio (2)	10,000	(7)	*
Bryce W. Miller (2)	10,400	(8)	*
All Directors and Executive Officers as a Group (13 persons)	6,631,390	(9)	30.5%

(1)	Amounts include shares that may be acquired upon exercise of options within 60 days of May 1, 2006.
(2)	The address for this stockholder is c/o Beverly Hills Bancorp Inc., 23901 Calabasas Road, Suite 1050, Calabasas, California 91302.
(3)	Includes 100,000 shares that may be acquired upon the exercise of options.
(4)	Includes 50,000 shares that may be acquired upon the exercise of options.
(5)	Includes 23,334 shares that may be acquired upon the exercise of options.
(6)	Includes 149,604 shares that may be acquired upon the exercise of options.
(7)	Represents shares that may be acquired upon the exercise of options.
(8)	Includes 10,000 shares that may be acquired upon the exercise of options.
(9)	Includes 415,438 shares that may be acquired upon the exercise of options.
*	Less than 1%

Our officers and directors have advised us that they may tender up to 5,563,952 shares in this Offer as follows:

Holder	Title	Number of Shares That May Be Tendered
Howard Amster	Director	2,519,331
Stephen P. Glennon	Director	1,062,955
Robert H. Kanner	Director	1,881,666
John J. Lannan	Director	100,000

Total		5,563,952

The Company cannot guarantee that the officers and directors listed above will ultimately decide to tender their shares pursuant to this Offer or that they will tender the number of shares listed here.

As shown above, Messrs. Amster, Glennon and Kanner (each of whom is a director of the Company) have indicated that they intend to tender all or substantially all of the shares they beneficially own. Messrs. Amster, Glennon and Kanner acquired most of their shares several years ago and thus have a relatively low basis in the shares. They have indicated that the increase in the value of the Company since they acquired their shares has caused their holdings in our Common Stock to increase substantially in relation to their other assets, and that they wish to tender in this Offer to dispose of more shares than they might otherwise be able to sell in the market without adversely affecting the market price of our Common Stock. Messrs. Amster, Glennon and Kanner have further indicated that they intend to tender all or substantially all of their shares to maximize the number of shares we will purchase from them. As indicated in the Beneficial Ownership table above, the shares of Messrs. Amster, Glennon and Kanner represent 12%, 5% and 8.9% respectively of the total number of shares of our Common Stock. Pursuant to the proration terms of this Offer (see SECTION 1.2), if a significant proportion of our stockholders tender their shares, it is likely that the number of shares actually accepted by us for purchase from Messrs. Amster, Glennon and Kanner will be approximately 12%, 5% and 8.9% respectively of their holdings. In other words, although they have tendered all or substantially all of their shares, it is likely that Messrs. Amster, Glennon and Kanner will continue to hold a substantial number of shares of our Common Stock after our Offer.

Note that if Messrs. Amster, Glennon, Kanner and Lannan tender in the aggregate more than 2,750,000 shares at prices less than the maximum price of $10.00 per share, the Selected Price will be less than the maximum price.

Our Offer was unanimously approved by the Special Committee (see SECTION 1.1). Messrs. Amster, Glennon, Kanner and Lannan are not members of the Special Committee.

9.2.	Equity Incentive Plans

We have two stock plans: the 1999 Equity Participation Plan (the “1999 Plan”) and the 2002 Equity Participation Plan (the “2002 Plan”).

Under the 1999 Plan, we may issue to directors, employees and consultants up to an aggregate of 4,000,000 shares of common stock upon exercise of incentive stock options (“ISOs”), non-statutory stock options (“NSOs”) or stock appreciation rights (“SARs”), or the grant of restricted stock. No participant may receive awards under the 1999 Plan of more than 1,000,000 shares per year. The exercise price of any ISO or NSO, and the base value of any SAR, may not be less than the fair value of the underlying shares on the date of grant. We may sell restricted stock under the 1999 Plan at any price and any terms and conditions. The 1999 Plan expires in 2009.

Under the 2002 Plan, we may issue to directors, employees and consultants up to an aggregate of 1,000,000 shares of common stock upon exercise of ISOs or NSOs or the grant or sale of restricted stock. The exercise price of any ISO may not be less than the fair value of the underlying shares on the date of grant; there is no restriction under the 2002 Plan regarding the exercise price of any NSO. We may sell restricted stock under the 1999 Plan at any price and any terms and conditions. The 2002 Plan expires in 2012.

On March 31, 2006, there were 286,439 options outstanding and 191,252 options available under the 1999 Plan, and 630,667 options outstanding and 352,667 options available under the 2002 Plan. To date, we have granted only stock options under the 1999 Plan and the 2002 Plan.

Except as described in this document, we are not aware of any other agreements, arrangements, or understandings between the Company and any other person or between our directors or officers and any other person with respect to the Company’s securities.

9.3.	Securities Transactions

Neither the Company nor any of its subsidiaries has effected any transactions involving shares of our stock during the 60 days before                     . Additionally, based on our records and on information provided to us by our directors and executive officers and by the directors and executive officers of our subsidiaries, none of the directors or executive officers of the Company or its subsidiaries has effected any transactions involving shares of the Company’s Common Stock during the 60 days before                     , except as described in the table below.

Name of Beneficial Owner	Number of Shares Purchased	Date of Purchase	Price Per Share
Annette J. Vecchio	5,000	May 8, 2006	$2.34
Annette J. Vecchio	5,000	May 8, 2006	$3.80

All of the transactions listed above were purchases of shares upon exercise of stock options granted under the Company’s equity incentive plans.

The directors and executive officers of the Company may from time to time purchase and sell our shares in the open market during and following our Offer.

SECTION 10.    PLANS OR PROPOSALS.

Other than as described below, we currently have no plans, proposals or negotiations that relate to or would result in:

•	except for our Offer, a tender offer or other acquisition of our securities by us, any of its subsidiaries, or any other person;

•	any extraordinary transaction (such as a merger, reorganization or liquidation) involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries;

•	any material change in our present dividend rate or policy, or indebtedness or capitalization;

•	any change in our present board of directors or management (including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer);

•	any other material change in our corporate structure or business;

•	our Common Stock being delisted from the Nasdaq exchange;

•	the acquisition by any person of additional securities of us, or the disposition of securities of us; or

•	any changes in our certificate of incorporation or bylaws, or any other actions that could impede the acquisition of control of us.

We are attempting to sell the Beverly Hills branch of our subsidiary, First Bank of Beverly Hills (the “Bank”), during 2006. Management believes that this sale would enable us to (i) reduce overhead, (ii) increase efficiency by consolidating all of the Bank’s operations into our Calabasas facility and (iii) operate primarily as a wholesale bank. If the Beverly Hills Branch were sold, the Bank would retain its name and continue to employ the same deposit-gathering strategy at its retail Calabasas branch.

SECTION 11.    EFFECT OF OFFER ON MARKET FOR SHARES

If we purchase shares from non-affiliates pursuant to our Offer, our “public float” (the number of shares owned by non-affiliated stockholders and available for trading in the securities markets) will be reduced. This could result in lower stock prices and/or reduced liquidity in the trading market for our Common Stock in the future.

SECTION 12.    CERTAIN LEGAL MATTERS

12.1.   General

Other than as discussed below, we are not aware of any license or regulatory permit that is material to our business and that is likely to be adversely affected by the acquisition of shares pursuant to this Offer or of any approval or other action by any state, federal or foreign government or governmental agency that would be required prior to or as a result of the acquisition of shares pursuant to our offer. We reserve the right to challenge the validity and applicability of any state, foreign or other statutes or regulations purporting to require approval of the commencement or consummation of our offer.

There can be no assurance that any license, permit, approval or other action, if needed, would be obtained and, if obtained, there can be no assurance as to the date of any such license, permit or approval or the absence of any litigation challenging any such license, permit or approval. Similarly, there can be no assurance that adverse consequences might not result to BHBC or to its business in the event of adverse regulatory action or inaction.

12.2.  Bank Regulatory Matters

The Bank Holding Company Act of 1956 and the Change in Bank Control Act each govern acquisition of control of bank holding companies. As a general matter, a person may not acquire control of a bank holding company such as BHBC without the prior approval of the Federal Reserve Board. If, as a result of the Offer, any stockholder becomes the beneficial owner of more than 10% of our Common Stock, the stockholder may be required to reduce such stockholders ownership interest in BHBC or obtain regulatory approval to continue to own more than 10%. Each stockholder whose ownership interest may be so increased is urged to consult the stockholder’s legal counsel with respect to the consequences to the stockholder of the tender offer.

SECTION 13.    CERTAIN CONDITIONS OF THIS OFFER

13.1.  Conditions to our Offer

Our Offer is subject to the satisfaction or waiver of the following conditions:

(a)	No Legal Prohibition Condition

We will not be obligated to purchase any shares pursuant to our Offer if a preliminary or permanent injunction, decree or order has been entered by any governmental authority, or another legal restraint or prohibition is in effect, which enjoins, restrains or prohibits our Offer (the “No Legal Prohibition Condition”). As of the date of this document, no such injunction, decree, order, restraint or prohibition exists, and to our knowledge none of the foregoing has been threatened. However, we can give no assurance that an injunction, decree, order, restraint or prohibition will not exist in the future. In any event, the No Legal Prohibition Condition is a nonwaivable condition to our Offer.

(b)	Material Adverse Change Condition

We will not be obligated to purchase any shares pursuant to our Offer if, after the date of this document, there has occurred: (i) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (ii) any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange; (iii) the engagement by the United States in the outbreak or escalation of hostilities, or a declaration by the United States of a national emergency or a state of war; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our sole judgment might materially affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have in our sole judgment a material adverse effect on our business, condition (financial or otherwise), income, operations or prospects or on the trading in our Common Stock; (vi) in the case of any of the foregoing existing at the time of the announcement of our Offer, a material acceleration or worsening thereof; (vii) any decline in the Dow Jones Industrial Average or the S&P 500 Composite Index or the Nasdaq Composite Index by an amount in excess of 25% measured from the close of business on                     , 2006 [Date Offer Commences]; or (viii) any material adverse change in our business, condition (financial or otherwise), income or operations (the “Material Adverse Change Condition”). We are not aware of any of these events having occurred. In any event, we reserve the right (but are not obligated), subject to the rules and regulations of the SEC, to waive or amend on or before the Expiration Date the Material Adverse Change Condition.

(c)	No Competing Offer Condition

We will not be obligated to purchase any shares pursuant to our Offer if, after the date of this document, a tender or exchange offer with respect to some or all of the shares (other than our Offer), or merger or acquisition proposal for us has been proposed, announced or made by another person or we have learned that: (i) any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise; or (ii) any person or group that, on or before the date of this document had acquired beneficial ownership of more than 5% of the outstanding shares, thereafter has acquired or has proposed to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise, beneficial ownership of additional shares representing 2% or more of our outstanding shares of Common Stock. We are not aware of any such event having occurred. In any event, we reserve the right (but are not obligated) subject to the rules and regulations of the SEC, to waive or amend before the Expiration Date the No Competing Offer Condition.

13.2.  Effect of Failing to Satisfy Conditions

If any of these conditions have not been satisfied or waived by the Expiration Date, we may elect to: (i) extend the Expiration Date and retain all shares tendered until the Expiration Date as extended, subject to the right of a tendering stockholder to withdraw his or her shares; (ii) waive the conditions (other than the No Legal Prohibition Condition) and thereafter purchase properly tendered shares pursuant to the Offer, provided, however, that if our waiver constitutes a material change in our Offer and the Offer is scheduled to expire in less than ten business days, we will also extend our Offer for a period of ten business days; or (iii) terminate our Offer, purchase none of the shares and return all tendered shares. We will not accept for purchase any shares pursuant to our Offer until such time as all conditions have been satisfied or waived.

SECTION 14.    TERMINATION, EXTENSION, AND AMENDMENT

We expressly reserve the right, in our sole discretion, to terminate our Offer and not purchase any shares or, subject to applicable law, to postpone payment for shares, if any condition to our Offer fails to be satisfied or is deemed by us to fail to be satisfied. If we decide to terminate or postpone our offer, we will give notice of our decision by giving oral or written notice to the Depositary and by making a public announcement of our decision. If we should terminate our offer, the Depositary will return the share certificates and other related documentation as soon as practicable following the termination.

We reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which our Offer is open and to delay payment for any shares. If we extend the Offer, we will give oral or written notice of the extension to the Depositary and will make a public announcement of the extension no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced Expiration Date.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events or conditions described in SECTION 13 have occurred or are deemed by us to have occurred, to amend our Offer in any respect, including, without limitation, by decreasing or increasing the purchase price range or by decreasing or increasing the number of shares being sought in our Offer. We may amend our Offer at any time and from time to time by public announcement.

Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to major media outlets as required by law.

If we materially change the terms of our Offer or the information concerning our Offer, we will extend our Offer to the extent required by Rule 14e-1(b) promulgated under the Exchange Act. That rule and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in either the terms of the tender offer or the information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the changed terms or information. If we take any of the following actions:

•	change the range of prices to be paid for the shares,

•	increase the number of shares being sought in our Offer by more than 2% of our outstanding Common Stock, or

•	decrease the number of shares being sought in our Offer,

and our Offer is scheduled to expire within ten business days from the date notice of such increase or decrease is first published, sent or given to security holders in the manner specified in this section, then our Offer will be extended for at least ten business days from the date of that notice.

We also reserve the right to delay our purchase of any shares pursuant to our Offer, regardless of whether the shares were previously accepted for purchase, and to amend or terminate our Offer and not purchase any shares not previously purchased, upon the failure of any of the conditions of our Offer to be satisfied or waived on or before the Expiration Date.

SECTION 15.    FEES AND EXPENSES

We will pay the fees and expenses of our Offer.

We have retained KBW to act as the Information Agent in connection with our Offer. KBW has also acted as our dealer manager in this offering. KBW may contact stockholders by mail, telephone, facsimile, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the Offer to beneficial owners. KBW will receive reasonable and customary compensation in connection with our Offer.

We will pay American Stock Transfer & Trust Company, as Depositary, reasonable and customary compensation for its services in connection with our Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including liabilities under the federal securities laws.

Pursuant to his incentive compensation plan for 2006, Larry B. Faigin, our Chief Executive Officer and member of our Board of Directors and the Special Committee, will receive a $100,000 bonus if the Company purchases 2,750,000 shares in our Offer.

We will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies (other than fees to the parties described above) for soliciting tenders of shares under our Offer. Stockholders holding shares through brokers or banks are urged to consult their brokers or banks to determine whether they will incur any fees for tendering shares through those brokers or banks and not directly to the Depositary. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

SECTION 16.    SOURCE AND AMOUNT OF FUNDS

The amount of funds required to purchase the maximum number of shares at the highest price of $10.00 per share pursuant to our Offer is $27,500,000. We expect the fees and expenses applicable to our Offer to be approximately an additional $275,000. We will fund the purchase of shares from cash on hand, other liquid assets and the proceeds of the trust preferred securities transactions described below.

On May 16, 2006, we issued $20,619,000 of junior subordinated debt securities to Beverly Hills Statutory Trust 2006 (the “Trust”), a Delaware business trust that was formed for the exclusive purpose of issuing trust preferred securities to provide additional regulatory capital. This capital has a relatively low cost as interest payments on the debt securities are deductible for income tax purposes. The Trust purchased the debt securities with the proceeds of the sale of its common trust securities to us for $619,000 and a private placement of trust preferred securities to an institutional purchaser for $20,000,000. The subordinated debt securities and trust preferred securities have generally identical terms, including that they mature in 2036, are redeemable at our option commencing June 2011 at par, and require quarterly distributions at a rate which adjusts quarterly at the three-month LIBOR rate plus 1.55% (the rate was 5.17% at May 17, 2006). We have guaranteed, on a subordinated basis, all distributions and payments under the trust preferred securities upon liquidation, redemption, or otherwise, but only to the extent the Trust fails to pay such distributions from payments under the junior subordinated debt securities it holds from us.

SECTION 17.    MISCELLANEOUS

Other than as disclosed herein, no person has been directly or indirectly employed or retained by, or is to be compensated by, us to make solicitations or recommendations in connection with our Offer.

We have not authorized anyone to give any information or make any representation about our Offer that is different from, or in addition to, that contained or incorporated in this document or in the related Letter of Transmittal. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where our Offer is unlawful, or if you are a person to whom it is unlawful to direct this type of offer, then our Offer does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

We are not aware of any jurisdiction where the making of our Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of our Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with that law. If, after a good faith effort, we cannot comply with that law, our Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of shares residing in that jurisdiction. In any jurisdiction in which the securities or blue sky laws require our Offer to be made by a licensed broker or dealer, our Offer is being made on our behalf by KBW.

THE DEPOSITARY FOR OUR OFFER IS:

American Stock Transfer & Trust Company

By Mail	By Hand or Overnight Delivery	By Facsimile Transmission
American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038 Attention: Transfer Department (718) 921-8124 or (800)-937-5449	American Stock Transfer & Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219 Attention: Transfer Department (718) 921-8124 or (800)-937-5449	(718) 236-4588

THE INFORMATION AGENT FOR OUR OFFER IS:

Keefe, Bruyette & Woods, Inc.

211 Bradenton Avenue

Columbus, Ohio 43017

(877) 298-6520 (toll free)

Please direct any questions or requests for assistance to the Information Agent at the address, phone number and fax number listed above. You may also contact the Information Agent to request additional copies of the offer to purchase, the letter of transmittal or other documents related to our Offer.